November 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE Washington, D.C. 20549

Attn: Todd Schiffman

Re:	LAMF Global Ventures Corp. I

Amendment No. 1 to the Registration Statement on Form S-1

Filed October 28, 2021

File No. 333- 259998

Dear Mr. Schiffman:

On behalf of our client, LAMF Global Ventures Corp. I (the “Company”), we are writing to submit the Company’s response to the oral comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received telephonically on November 4, 2021, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333- 259998) filed on October 28, 2021 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Registration Statement

Our Business Strategy, page 10

1.	We reissue the comment we issued to you orally on October 12, 2021. Please affirmatively state whether the company could target a business combination with a company in Hong Kong or China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 99.

Risk Factors, page 71, “We intend to account for our warrants as components of equity.”

2.

We note in your risk factor that currently your warrants are expected to be accounted for as components of equity on your balance sheet. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different

United States Securities and Exchange Commission

November 5, 2021

accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states that the financial statements are the responsibility of management and to which your auditor opines that the financial statements present fairly, in all material respects, your financial position and results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.

Response: In response to the Staff’s comment, the Company has removed the subject risk factor.

* * *

Please do not hesitate to contact Daniel Nussen of White & Case LLP at (213) 620-7796 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Daniel Nussen, White & Case LLP

Jeffrey Soros, LAMF Global Ventures Corp. I